Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Company:	Woodside Petroleum Ltd
Title:	Woodside Merger Teleconference Transcript
Date:	17 August 2021
Time:	16:00 AWST / 18:00 AEST

Start of Transcript

Operator: Thank you for standing by and welcome to the Woodside Petroleum Ltd Investor Update. All participants are in a listen only mode. There will be a presentation followed by a question and answer session. If you wish to ask a question, you will need to press the star key followed by the number one on your telephone keypad. I would now like to hand the conference over to Mr Richard Goyder, Chairman. Please, go ahead.

Richard Goyder: Thank you. Well good afternoon, everyone. Thanks for joining us at short notice and apologies for the short delay but I’m here in Perth with our Chief Executive Officer and Managing Director Meg O’Neill and Chief Financial Officer Sherry Duhe.

This is an important day for Woodside and on this day, I do want to acknowledge the traditional custodians of the land on which we’re presenting today, the Noongar Whadjuk people and pay my respects to their elders, both past and present, and I also extend my respect to all other Aboriginal nations, their future generations and their continued connection to Country.

Can I also, before I begin, could I just say that we are mindful that many of you are being impacted by COVID-19 lockdowns and the like and we genuinely hope that you, your families, colleagues and friends are safe and stay safe and healthy as we move forward.

Today we’ve announced Meg O’Neill’s appointment as Woodside’s sixth CEO and Managing Director and I want to say a few words about this before moving on to other matters. Speaking for the Board, we’re delighted that Meg is our new CEO and Managing Director. In making our decision, Meg’s unique combination of skills and accomplishments exemplified in recent months, set her apart as the Board’s top candidate.

Meg brings with her a huge amount of international industry knowledge accumulated across her 27-year career. She is an experienced business leader with a strong track record of delivery across the oil and gas value chain, making her, as I said, the ideal candidate to lead Woodside going forward.

I want to thank Meg for doing an outstanding job leading Woodside over recent months. Meg, from me personally and from the Board, congratulations. It’s going to be a pleasure working with you and your team as Woodside takes on the opportunities in front of us.

As we announced earlier this afternoon, Woodside and BHP have entered into a merger commitment deed to combine BHP’s oil and gas portfolio with Woodside through an all-stock merger. Put simply, BHP’s global petroleum business will be merged with Woodside, creating a larger, more resilient Woodside with the financial strength to fund growth and thrive through the energy transition.

The combined oil and gas portfolio transforms Woodside by doubling production, diversifying the portfolio and offering multiple growth opportunities. This would create a top 10 independent energy company by production. We will have the balance sheet, cash flow and financial strength to fund planned developments in the near-term and low carbon opportunities into the future.

DISCLAIMER: This transcript has been prepared by a third party for Orient Capital Pty Ltd. It may not be accurate or complete and should be verified directly with the issuer. Orient Capital Pty Ltd is not responsible for any consequences of the use you make of the information contained in this transcript, including any loss or damage you or a third party might suffer as a result of that use.

The proposal represents long-term value for Woodside and BHP shareholders, delivering a geographically diverse and balanced portfolio while combining the global experience, proven management and technical expertise of Woodside and BHP Petroleum.

BHP Petroleum’s technical capability in oil and gas is well known to Woodside as long-term partners in the North West Shelf Project and in Scarborough.

The Woodside Board believes this will be positive for all our stakeholders as it brings together our complementary assets and capabilities, which will provide a strong base to deliver enduring shareholder returns. It will enable us to invest in those existing and new assets, our people and our communities.

Importantly, Woodside’s existing emissions reduction targets to reduce net emissions by 15% by 2025 and 30% by 2030 will be extended to the enlarged portfolio. Meg will discuss this in more detail shortly.

Please take the time to read the disclaimer notes and assumptions on slides 2 and 3. These contain important information about the presentation and transaction. Unless indicated otherwise, all dollar figures are in US dollars and we will be discussing a potential transaction that is subject to the satisfaction of certain conditions.

The Board is confident in the strong rationale for the deal and we’re working closely with BHP but of course there is no guarantee that the transaction will proceed. I’ll now hand over to Meg who will talk you through the details of the merger.

Meg O’Neill: Thank you, Richard and good afternoon to everyone participating in this call. It’s a pleasure to be discussing today a merger that will transform Woodside by delivering a large scale and differentiated global portfolio, meaningful development options and compelling and enduring returns to shareholders.

Let’s start with an overview of the proposed transaction on slide 4. The scope of the merger is BHP’s entire petroleum business, including its international portfolio of producing assets and growth opportunities. On completion, Woodside would issue new shares that would be distributed to BHP shareholders.

The expanded Woodside would then be owned 52% by existing Woodside shareholders and 48% by existing BHP shareholders through the newly issued shares. Pro forma ownership reflects the net asset value contributed by each party with no premium paid.

After completion and using Woodside’s current share price, the market capitalisation of the enlarged Woodside would be around A$40 billion. The combined production portfolio will deliver a significant increase in operating cash flow. On a per share basis, we expect the transaction to be cash flow accretive from the commencement of 2023 and the first year after completion in 2022.

Further upside will be realised through capturing the synergies and cost savings that come from combining our complementary businesses with savings anticipated to be more than $400 million per year from 2023 onwards. Importantly, our enhanced cash flow will support an ongoing attractive dividend to our shareholders.

On completion, it is intended that the Woodside Board will appoint a current BHP Director as a Woodside Director. We’ll be headquartered here in Perth, Western Australia, with a significant presence in Houston to run our North American business. We will also consider whether it makes sense to have other aspects of the combined portfolio managed by our team in Houston.

Woodside will retain its primary listing on the Australian Securities Exchange with Woodside Petroleum Ltd remaining the corporate vehicle for the expanded business. We will consider secondary listings in other jurisdictions, including New York and London as we work towards completion.

As Richard mentioned, Woodside’s corporate emissions reduction targets which we announced in November last year will apply to the combined portfolio. Over the coming months, we will finalise our due diligence as we work towards executing sale agreements. Approval by Woodside shareholders of the issue of new shares to deliver the transaction will be sought in the second quarter of 2022, ahead of completion.

Onto slide 5 where the rationale for the merger is outlined. The logic is simple and compelling, delivering value for both Woodside and BHP shareholders. Both the Woodside and BHP portfolios are of similar size, featuring high quality, tier 1 assets.

The two companies have been partners for decades in the North West Shelf and of course we’ve been working together on Scarborough. The combined portfolio is more diversified by product split and more diversified by geography.

The enlarged and diversified portfolio of producing assets will support significantly increased and enduring cash flows. Woodside’s already strong balance sheet will be further improved by the addition of unlevered BHP assets. Increased cash flows will support our ability to deliver superior returns to shareholders while also providing additional funding for our development pipeline.

We will continue to apply our prudent and disciplined approach to capital management to make best use of this increased cash.

The increased portfolio of growth opportunities, increased cash flow and stronger balance sheet, together provide greater flexibility and capital allocation. We will have more optionality in where we invest and can prioritise the highest return opportunities.

We’ll have the balance sheet capacity to deliver growth while maintaining an investment-grade credit rating. All of our investment decisions will be made through the lens of the energy transition. The enlarged portfolio delivers the cash flow and resilience to fund our evolution through the transition, investing in the right new energy opportunities in support of our aspiration to be net zero by 2050.

Our two portfolios are stronger combined. This is the benefit of bringing BHP’s petroleum business together with Woodside. We can be more efficient together than apart. The scale and quality of the combined portfolio is shown on slide 6, demonstrating the production and earnings delivered in the 12 months to 30 June 2021 on a combined basis.

Western Australia remains a primary hub with production from Pluto LNG, the North West Shelf, Pyrenees, Macedon and Wheatstone. On the east coast of Australia are the Bass Strait operations. In the Gulf of Mexico, there is a suite of large producing assets comprising Shenzi, Atlantis and Mad Dog. There’s also production offshore Trinidad and Tobago.

Together, the portfolio produced almost 200 million barrels of oil equivalent on a combined basis for the 12 months to 30 June 2021, which would rank as a top 10 independent oil and gas producer by production. LNG production was 10.6 million tonnes, which would rank in the top 10 LNG producers globally.

The average unit production cost across the combined portfolio was competitive at approximately $8 per barrel of oil equivalent, delivering combined EBITDA of around $4.7 billion. This number is before the $400 million per annum of synergies that we expect to realise from the combined portfolios from 2023 onwards.

There are several high-quality, near-term growth opportunities which will contribute to production in coming years. Mad Dog Phase 2 in the Gulf of Mexico is underway and expected to come online in 2022. Attractive tieback opportunities exist in the Gulf of Mexico, including Shenzi North which BHP sanctioned earlier this month.

The Sangomar Field Development Phase 1 offshore Senegal is in construction with first oil targeted for 2023. All together, there are over 10 billion barrels of oil equivalent of reserves and resources for the combined entity. Of course, there is Scarborough, the largest and most significant growth opportunity in the portfolio. Significantly, the merger of BHP’s portfolio with Woodside de-risks and supports a Scarborough FID this year.

Slide 7 shows how we intend to meet our emissions reduction targets with the combined portfolio. Last year, we announced targets of 15% emissions reductions by 2025 and 30% by 2030 on a pathway to net zero by 2050 and these targets will remain unchanged as we integrate the two businesses.

Our commitment to increase transparency and reporting is also unchanged and we will report all equity emissions for both operated and non-operated assets. It is important to note that while this merger results in more emissions being counted on Woodside’s account, there is no increase in actual global emissions due to this transaction.

The merger consolidates the ownership of existing assets, which will benefit from application of Woodside’s carbon management capabilities across the combined portfolio. The merger increases the size of Woodside’s abatement commitment.

The chart on the right demonstrates a pathway to meeting our 2030 target with the combined portfolio. Net reductions are expected to be delivered through designing new facilities to run more efficiently, operating existing facilities more efficiently and offsetting the remainder. We currently have access to enough offsets to meet the 2025 target for the combined portfolio.

On slide 8, I want to say a bit more about the Gulf of Mexico assets. They are offshore, deep-water conventional assets, primarily producing oil. The Gulf of Mexico assets contain combined reserves and resources of over one billion barrels and there are multiple attractive tieback opportunities to extend production.

The merger of Woodside’s and BHP’s oil and gas portfolios creates a better business. Slide 9 presents a view of the combined portfolio, which really sets it apart from international peers. The chart on the right plots the percentage of production in OECD nations on the x-axis. This gives an indication of country risk to production and revenue.

The y-axis shows the percentage of conventional production. A benefit of conventional production is that it tends to have lower operating costs and sustainingcapex, indicating greater resilience through the commodity price cycle.

The combined Woodside portfolio occupies a unique position amongst our competitors, providing a lower risk and more resilient proposition. The charts on the left demonstrate the high level of diversification by product and geography, further reducing risk at a portfolio level.

Moving to slide 10, which demonstrates the sustained production profile with opportunities for growth. Two key features of the production portfolio are high-return oil and long-life LNG. The strong oil production is expected to generate significant cash in the coming years and help fund future growth and Woodside’s investment in the energy transition. Long-life LNG will become a larger portion of the portfolio in the future, particularly when Scarborough starts producing, which puts Woodside in an advantaged position as the energy transition progresses.

The 2C resources which indicate potential future growth are heavily weighted towards gas. The chart on the bottom left indicates the size and significance of Scarborough. It represents over 2 billion barrels oil equivalent and would effectively double our booked 2P reserves when sanctioned.

Slide 11 present another view of the attractiveness of the combined portfolio. The x-axis indicates EBITDAX margin. The y-axis represents production growth from 2021 to 2027 and the size of the bubble represents reserves life. Again, the combined portfolio provides a differentiated offering with an appealing combination of margin, growth and longevity as compared to international peers. The reserves life of around 20 years is another demonstration of the value to be realised by delivering the Scarborough development.

The next few slides from slide 12 demonstrate the impact of the merger and expanded portfolio on cash generation and our balance sheet. One of the truly exciting aspects of this transaction is the anticipated strong and sustained cash generation. I have mentioned the significant growth in cash flow several times already and these charts show why.

The top chart shows the magnitude of operating cash flow that could be achieved from the current portfolio in the coming years assuming we take FID on Scarborough this year. The bottom chart shows free cash flow which deducts investment expenditure. This indicates the important contribution operating cash flow will make to the funding of Scarborough and other growth projects. Looking to 2026 and 2027 and once Scarborough is producing, the portfolio is generating significant free cash flow that can be used to support continued shareholder returns or the development of other opportunities.

Slide 13 shows the pro forma liquidity and gearing position as at 30 June. A feature of the transaction is that the BHP assets are coming to Woodside with no cash and no debt. As an all-scrip deal there is no impact on Woodside’s liquidity or debt profile, although the asset base of the combined Woodside approximately doubles. This makes Woodside’s strong balance sheet even stronger. The merged Company would have gearing of around 12% providing significant flexibility with how we choose to fund future growth.

The capital management framework is on slide 14. Both Woodside’s and BHP’s oil and gas portfolios are characterised by low-cost, high-margin operations. These operations generate enduring cash flow made more resilient by the increased diversification of the combined Group. The generated cash can be either returned to shareholders or reinvested in value-accretive opportunities that further contributes to our low-cost, high-margin operations.

Woodside has long maintained a focus on returning strong franked dividends to shareholders and expect this to continue with enhanced cash flows from the combined portfolio. Following the merger our investment opportunities will have increased to include attractive oil tiebacks in the Gulf of Mexico, long term LNG and investment in new commodities that can help shape the energy transition including in hydrogen and ammonia.

In the near term our focus will be on making sure we are in a robust position to fund Scarborough along with other commitments. Selling down Pluto Train 2 to around 51% is a key enabler in this. This process is already underway with good early interest from prospective partners. Of course, carbon management will continue to be a key consideration as we make decisions on where to deploy capital.

Slide 15 summarises the typical project characteristics of oil, gas and new energy developments as our portfolio evolves in the coming decades. Oil investments tend to be quick to develop with a shorter payback period. Oil developments are a core competency for both Woodside and BHP Petroleum and oil is likely to be a feature of the portfolio in the coming decade as it generates the cash to fund other developments.

Gas developments provide a different value proposition to oil. LNG, when produced from conventional gas fields, tends to be capital intensive up front but with low ongoing cost and a long production life. LNG is a fuel expected to play a key role in meeting the energy needs of economies, particularly in Asia. Gas is the lowest carbon hydrocarbon and LNG helps customers meet their decarbonisation goals, for example as they reduce use of coal or oil for power generation which is the major priority for emission reduction in coal-dependent Asian economies.

The current market for new energy commodities is relatively small today but is expected to grow significantly over time, and so our investment in these technologies will be customer driven. We possess complementary skills from our core business that will help us succeed as we invest in these new areas.

You can see on slide 16 another view of the portfolio of producing assets and development opportunities. The area of each bubble represents the indicative size of the resource or potential market and you can see why we are keen to sanction Scarborough. Beyond Scarborough, we have credible growth options. There are several subsea tieback opportunities to existing infrastructure including in the Gulf of Mexico. Tiebacks of this nature tend to deliver high returns. The potential for hydrogen and ammonia is large and while the markets develop we are looking for opportunities to develop our capability by investing in value-accretive scalable projects.

On to slide 17. A key feature of this merger is the alignment it builds for a final investment decision on Scarborough and Pluto Train 2 later this year. While many of you listening today will be very familiar with Scarborough, I am conscious that for others it will be new. Scarborough is a large gas field off the Western Australian coast that we are proposing to develop through expanded facilities at the Pluto LNG facility.

BHP and Woodside are the two participants in the Scarborough Joint Venture. So this merger will bring the joint venture under a single owner in Woodside. With approximately 0.1% carbon dioxide in the reservoir and the new efficient LNG train at Pluto it will be one of the lowest carbon intensity sources of LNG delivered into Asia.

Slide 18 summarises the main benefits of the merger to the Scarborough development. First, the increased cash flows from the combined portfolio strongly support the Scarborough funding requirements. Secondly, we anticipate the joint venture still being able to take the final investment decision targeted for later this year, even though the merger transaction is not expected to complete until the second quarter of next year. We have previously said that we would like to sell down Pluto Train 2 before FID. We still intend to do this and thereby release in excess of $3 billion of capital.

Slide 19 provides some information from BHP on Mad Dog in the Gulf of Mexico which is currently undergoing expansion with phase 2 of the development. The Gulf assets will continue to deliver significant production and revenue to the combined portfolio for many years to come.

Moving to our decarbonisation strategy on slide 20. Woodside’s emissions targets were set anticipating that our production portfolio could grow and we set up a scalable emissions management framework to accommodate increases in our portfolio. Emissions management is a core part of what we do embedded across the business. We are committed to transparent reporting.

Our carbon business is experienced in both generating our own offsets and acquiring offsets from domestic and international markets. We are targeting an average carbon cost of under $20 per tonne. The combined production portfolio generates the cash to fund our investment in the energy transition including the development of new energy production.

On to slide 21. A benefit of merging two complementary businesses is that things can be run more efficiently, realising enduring benefits for shareholders. Our current expectation is that we should be able to realise synergies of over $400 million per year with savings coming from across the business as we realise efficiencies at a corporate level, our high-grade exploration and development opportunities. We expect to see cost savings of this magnitude from 2023.

On slide 22, we have outlined the approximate timeline to completion. To get to this point we have performed a significant amount of due diligence on BHP’s petroleum business and assets. BHP has likewise performed detailed due diligence on Woodside. A key area of focus has been understanding and valuing the decommissioning liabilities associated with BHP’s asset.

The next major milestone will be the execution of a full form sale agreement and a transition agreement which are targeted for October. We will then work on closing out all required consents and approvals. I expect we will put the question of new shares to enable the merger to a shareholder vote in the second quarter next year with completion to follow shortly after.

That brings us to the end of the presentation. I am delighted to have had the opportunity to make this announcement today. We are looking forward to ongoing collaboration with BHP as we work towards completion of this transaction. Throughout this period, we will continue our focus on our priorities for 2021—cost and efficiency transformation of our base business, achieving targeted FID for Scarborough this year, delivering Sangomar Phase 1 and continuing to build our low cost, low carbon future.

I look forward to talking with many of you in the coming weeks. With that I would like to open the line to questions.

Operator: Thank you. If you wish to ask a question please press star one on your telephone and wait for your name to be announced. If you wish to cancel your request please press star two. If you are on a speakerphone please pick up the handset to ask your question. Your first question comes from Adam Martin with Morgan Stanley. Please go ahead.

Adam Martin: (Morgan Stanley, Analyst) Good evening. Congratulations Meg on your appointment. First question Meg, just regarding Gulf of Mexico assets. Is Woodside a long term holder of those assets or could you look to sell some of those in time and recycle capital? I’m just wondering on your thoughts on the Gulf of Mexico please.

Meg O’Neill: Good question Adam. So BHP’s Gulf of Mexico assets bring high margin oil to the portfolio that generate very significant near term cash flows which will enable us to deliver on our substantial development portfolio and return value to our shareholders.

Adam Martin: (Morgan Stanley, Analyst) Okay. Second question—Woodside has historically talked about selling infrastructure at Pluto Train 2 as sort of a condition precedent of moving forward on Scarborough, so you know it sort of has to happen. Is that the same view going forward with this merger just given that improved balance sheet?

Meg O’Neill: Yes, that’s a great question Adam. We do prioritise the sell-down of Pluto Train 2. We think that is an important part of our capital management plan. I am very pleased to say that the data room is open and we’re seeing great interest from a number of prospective partners, so we expect that process to proceed very smoothly and successfully.

Adam Martin: (Morgan Stanley, analyst) The final question from me is just on the right debt level within the business. Woodside has traditionally talked about 10% to 30% gearing. We’ve obviously got energy transition. This deal puts gearing down to the low end of that level. What do you think is the right level of gearing for the business going forward?

Meg O’Neill: Look, we have historically said that our target gearing range is 15% to 35%. Combining with BHP’s portfolio brings our gearing down to 12%. That gives us tremendous flexibility. So with low gearing, high liquidity and strong cash flow, it gives us great flexibility to fund future growth.

Adam Martin: (Morgan Stanley, analyst): Okay, thanks that’s all from me, well done, I’ll let someone else go.

Operator: Your next question comes from Mark Wiseman with Macquarie, please go ahead.

Mark Wiseman: (Macquarie, Analyst) Thanks, Richard and thanks Meg, and congratulations Meg on the appointment. Just a few questions from me. Firstly just on the decommissioning liabilities, I think BHP carried about $9 billion for the entire company, but we’ve never been able to work out how much of that was petroleum. Are you able to just confirm how much decom you’re taking on here?

Meg O’Neill: Look Mark, what we’ve done as we’ve put together the offer, is we’ve done a very deep dive in our due diligence process to understand the decommissioning obligations. That is fully valued in the 48/52 merger ratio. I guess you’d need to ask BHP as to how much they plan to adjust their books with this transaction.

Mark Wiseman: (Macquarie, Analyst) Okay, and do you have a sense of what the dividend payout policy might be? I know historically the minimum to Woodside’s been 50%, but the setting’s been a lot higher over the last number of years. Are you able to give some sense on how that might change?

Meg O’Neill: So Mark, our dividend policy is to pay out 50% of underlying NPAT. In recent years we’ve been paying out at about 80%. We do recognise that strong dividends are very much appreciated by our shareholders, and our Australian shareholders particularly value the franking credits. One of the great benefits of the transaction is it generates the cash flow through the investment cycle that will enable us to continue delivering strong dividends to our shareholders.

Mark Wiseman: (Macquarie, Analyst) Okay great, and just the last one from me, just on Scarborough. Can I just clarify that this transaction won’t have been voted on until the second quarter of 2022, but your intention is to take FID on Scarborough at potentially 100% equity level later this year before this transaction’s really known whether it would complete or not. I’m just wondering how do the rating agencies and your financiers consider that?

Meg O’Neill: Let me answer the first part of the question, we are absolutely committed to Scarborough, being ready to take the Scarborough investment decision this year. We think the time is right in the market when we look at LNG demand in the back half of the 2020s, we do see need for the product. We see an opportune time in the markets in terms of attractive pricing with the contractors, and with this merger we’ve clearly got strong alignment with our partner to take that decision.

We do plan to progress the selldown of Pluto Train 2 as I mentioned, to ensure we’ve got the capital management and the flexibility to use those funds elsewhere, and we’ll be having very active discussions with the rating agencies over the ensuing months.

Mark Wiseman: (Macquarie, Analyst) Okay great, thank you.

Operator: Your next question comes from Mark Samter with MST, please go head.

Mark Samter: (MST Marquee, Analyst) Yeah hi guys, congratulations, Meg. I’ve got three questions if I can. Can you just provide a bit more—I’m massively confused, and I’m sure it’s because I’m a simpleton, on this Scarborough contingent, the billion-dollar payment, can you just confirm that is to BHP rather than BHP Petroleum which you then inherit? I’m really confused by the 15 December drop-dead date on that, why would you not just FID it on the 16th and save yourself a billion dollars? Can you give us a bit more – and is it cash or is it scrip, can you just give us more clarity on that please?

Meg O’Neill: Let me try to clarify that, Mark. So, this is an option that we are providing to BHP Petroleum. So, if we take a Scarborough FID before 15 December, it can only be exercised in the second half of 2022. The merger is expected to complete before that, at which point the option becomes a bit of a moot point. So, the option really is included to allow BHP to take the project to FID, so they will make a major investment decision in an environment where BHP may not be wanting to invest significant capital in the BHP Petroleum portfolio. The project of course still meets our economic return hurdles, so with or without the exercise of the option.

Mark Samter: (MST Marquee, Analyst) Okay, so it’s not an incremental cost to you as Woodside? It’s just an insurance policy for BHP if the deal falls through?

Meg O’Neill: Correct, and just to be clear Mark, if that happens, for the billion dollars we get the 26% that BHP Petroleum currently holds in Scarborough, so it would enable the project to proceed. We would have a greater equity stake and of course we’ve got a data room open now which will allow us to test the interests of other potential investors in the upstream.

Mark Samter: (MST Marquee, Analyst) Okay, perfect. Next question, I’m sorry Meg but I’m going to push you on the remediation costs, because I mean I think just for Gippsland Basin alone there could be a couple of billion dollars. I appreciate you said that’s an issue for BHP what theirs reduces by but I guess I need to ask you the question—what does Woodside’s increase by?

Because frankly I don’t see how anyone can remotely profess to make a call on the valuation of this transaction without knowing that remediation number, given it is—given the nature of these assets, such a disproportionate number. Is there any—rather than the BHP question, can you shed any light on the remediation costs you expect to come onto your balance sheet when the deal completes?

Meg O’Neill: So look Mark, we’ve had very extensive due diligence, we do decommissioning ourselves so we understand what that sort of work should cost. We’ve dug deep into BHP’s work, we’ve been able to review the operator’s work, so the cost of decommissioning has been fully accounted for in the value of the transaction. It would probably be premature for us to comment as to how much of that will go onto our books, so that’ll be work that will progress over the coming months. But the costs—we think we have a good assessment of the cost of decommissioning, and it is accounted for in the transaction.

Mark Samter: (MST Marquee, Analyst) Okay, I know I am being unfair on you Meg on your first day as full CEO, but I think it’s really hard for—you guys might feel comfortable but I don’t know how the equity market deals with that information. Just one last question for now, I might hop on the back of the queue and ask some more, but you’ve talked about the $400 million a year of synergies, and I noticed exploration spend is listed as one of those. Now I could be rude and certainly not towards you but to predecessors of Woodside and say Woodside spent $400 million a year on exploration and achieved nothing with it so removing that, it’s technically a $400 million synergy that achieves no value creation. Can you give us some disclosure on how much the $400 million a year you see coming from exploration savings?

Meg O’Neill: Look Mark, it’s probably premature to comment on the specifics. When we look at the combined businesses, we see opportunities in the corporate space, we see opportunities in the assets. When we look at the growth hopper there’s going to be synergies and there’s going to be projects and investments that we deprioritise. Of course, exploration we’ll be taking a look and asking ourselves how do we identify future investment opportunities and what’s the right mix of exploration for hydrocarbon opportunities versus other sorts of work that we might do to bring new energy investments into the portfolio.

Mark Samter: (MST Marquee, Analyst) Okay, thanks Meg and congratulations again.

Meg O’Neill: Thank you, Mark.

Operator: Your next question comes from Tom Allen with UBS, please go ahead.

Tom Allen: (UBS, Analyst) Hi, Meg, and congratulations again on your appointment. Just following up a couple of questions again on remediation obligations, it is obviously a very important question for equity markets. Can I just add on, will BHP retain any liability for decommissioning as part of this arrangement?

Meg O’Neill: So, the way the transaction is structured, Tom, is it is a merger between Woodside and BHP Petroleum, so we’re taking everything that BHP Petroleum is responsible for today.

Tom Allen: (UBS, Analyst) Okay, and just being crystal clear that you’re saying today also in regard to your Scarborough FID, that recognising you’d have pro forma much lower gearing, you’re saying that the Board might be willing to take an FID on Scarborough this calendar year with 100% exposure to the upstream?

Meg O’Neill: Look Tom, we’ve got a data room underway, and we’ve got a number of very interested parties in there. What we’ve said all along is we view selling down Pluto Train 2 as a condition precedent to a final investment decision, but we will be opportunistic on selling down Scarborough if it delivers value to our shareholders. We’ve got a number of players in the data room as we speak, we’ll wait and see what the offers look like but I’m cautiously optimistic that we’ll find some good partners there.

Tom Allen: (UBS, Analyst) Okay, and then just on regarding your commitment to maintain the same emissions reduction targets on the new broader business, I saw there on slide 7 you’re suggesting that you’ll need to procure quite a few offsets. Can you share some detail on what offsets you’ll seek there from what markets and what it might cost in order to make that significant offset commitment?

Meg O’Neill: Yes, we actually stood up a carbon business in 2018 to really build our capability, both in generating offsets ourselves as well as acquiring offsets. We’ve had a long history in this space, as part of the Pluto development we made a commitment to invest in offset programs, so we’ve over the last decade spent more than $100 million across Australia in a variety of tree planting programs. So, we’ve really built that, our capability, particularly over the last couple of years, and as I said we’ve got enough offsets in our accounts to cover the needs of the shared portfolio to 2025.

Tom Allen: (UBS, Analyst) Right, thanks Meg, I’ll jump back in the queue, thank you.

Meg O’Neill: Thanks, Tom.

Operator: Your next question comes from Dale Koenders of Barrenjoey, please go ahead.

Dale Koenders: (Barrenjoey, Analyst) Hi, congratulations Meg on your appointment, and congratulations Richard to you and the Board on a transformational transaction. I was just hoping you could provide a little bit more colour on the merger ratio, that 52/48, and how this is impacted if at all by Woodside’s share price performance over the next 12 months, i.e. is the merger based on a fixed value for the petroleum asset, or is that now fixed relative to Woodside? Cash flows from BHP Petroleum as well as Woodside’s dividend given the effective date July 21 versus closing second quarter ’22?

Meg O’Neill: That’s a great question, Dale. One of the fundamental principles of this transaction is that the merger ratio was based on a fair value assessment of the two portfolios. So, we’ve done ground floor work to really understand the business, the BHP business and to understand the Woodside business. We’ve set the ratio based on those fundamental principles. The real beauty of it is that—you think about the commodity we’re producing as the price moves up and down the relative weighting of the two portfolios, really is pretty close to constant. So the 48/52 is fixed, and as our share price floats with commodity pricing, that merger ratio stays firm.

Dale Koenders: (Barrenjoey, Analyst) How does cash flow adjustment from effective date to close impact?

Meg O’Neill: The effective date is 1 July this year, so obviously as cash is being generated in the BHP portfolio, that’s going to be transferred across to us at the time of close.

Dale Koenders: (Barrenjoey, Analyst) Okay, and then just finally pushing on Mark Samter’s question on the $400 million of synergies. Can you give a steer of the percentage that’s actually going through the P&L versus that’ll drive earnings accretion versus there’s obviously exploration, which may or may not be expense at some point in the future?

Meg O’Neill: Probably the best way to answer that, Dale, is as we look at cash flow per share we see this being cash flow per share accretive starting in 2023. So, we do have a plan, that we’ve mapped out to get actual costs out of the business and to be able to start to see that return for shareholders the first year after the deal completes.

Dale Koenders: (Barrenjoey, Analyst) Okay, I’ll have to wait and see the colour later in the documentation, thank you.

Operator: Your next question comes from Dougal Maple-Brown with Maple-Brown Abbott, please go ahead.

Dougal Maple-Brown: (Maple-Brown Abbott, Analyst) Good evening, Meg thank you for clarifying that billion-dollar Scarborough option, my heartrate has gone down slightly. Thank you also for giving us a vote on this. Can you just clarify whether it’s 50% or 75% required from us to approve the deal? Thank you.

Meg O’Neill: It’s a 50% pass mark.

Dougal Maple-Brown: (Maple-Brown Abbott, Analyst) Thank you. No further questions.

Operator: Your next question comes from Saul Kavonic with Credit Suisse. Please go ahead.

Saul Kavonic: (Credit Suisse, Analyst) Thanks, folks. Thank you, Meg and congratulations again. Look, I’ve got a couple of questions here. One is just there’s very little on value in this presentation. We’re trying to get our head around it. When you say no premium is paid here, can you give us an indication perhaps of when you say no premium paid, are you talking about the premium paid based on Woodside’s market cap or you’re talking about no premium paid based on Woodside’s view of its own assets and BHP’s own assets according to your own internal assumptions and valuation metrics on a DCF basis?

Meg O’Neill: Yes. Look, Saul, as I said, the merger ratio reflects the relative net asset valuation of the two respective portfolios. So, we built a model of BHP’s portfolio and our own portfolio. BHP of course did a similar exercise. That was all informed by very extensive and deep due diligence, and the 52-48 merger ratio is the ratio that both parties believe is a fair representation of the relative net asset values. Again, the beauty is it’s not linked to any particular oil price, it’s not linked to any particular share price. We’ve tested the merger ratio across a number of different sensitivities and the merger ratio is very sticky at the 52-48.

Saul Kavonic: (Credit Suisse, Analyst) Understood. Perhaps another way of looking at is—how can I phrase this? If we’ve got a long-term oil pricing assumption implied by these kinds of deals, in essence I think there’s a view by some shareholders in Woodside that Woodside trades at significant discount to what its full value is. Are you suggesting that therefore you’ve acquired the BHP assets at a similar full discount to what the full value is versus you’re paying Woodside scrip at a discount for a full value of BHP assets?

Meg O’Neill: Yes, our market cap is a bit academic, actually, in this exercise because the merger ratio was set based on relative net asset valuations. That calculation is done by putting together discounted cash flows of the two portfolios and looking at those values over time, and as I said, we’ve tested it against the current oil price, a high oil price, a low oil price and the ratio is very unmovable across price, which I guess is the benefit of the fact that we’re both in the same commodity.

Saul Kavonic: (Credit Suisse, Analyst) Thanks. Just perhaps another follow-up question on the decommissioning. Appreciate you don’t want to give us the number but perhaps can you just give us your view on the decommissioning costs that you say you’ve priced into this? Would you consider that a conservative cost? Do you think on balance, you’re going to be able to find ways to defer that and decrease the cost, or do you think that you’ve got risk that it could go up and become earlier on balance?

Meg O’Neill: Saul, of course we’re a very experienced operator in this space. The Bass Strait business is run by two very capable investors between ExxonMobil and BHP. We know they’ve got a very rigorous decommissioning plan. We had a chance to really dig into that in our due diligence. So, we’ll work very closely with the operator again post-completion to make sure we’ve got our arms around it but we feel good about how we’ve valued the decommissioning obligation in our process of setting the merger ratio.

Saul Kavonic: (Credit Suisse, Analyst) Thanks. My last question is just on the whole Scarborough situation with the $1 billion payment. Just to be clear, is there now a finalised whole agreement? Can BHP still refuse an FID? How exactly is this option locked in Scarborough regardless of whether the merger proceeds or not?

Meg O’Neill: Obviously, until we complete the deal both companies will continue to operate independently. One of the things that I think this merger agreement does is it really solidifies both parties’ commitment towards taking that final investment decision in the second half of this year. Now, the option of course, provides a bit of an out for BHP if the merger for whatever reason doesn’t progress and Scarborough FID is taken to say at the end of the day decide this is not something that they want in their portfolio. But again, we look at the total value for our shareholders from the investments. We see tremendous arguments for advancing Scarborough, both for Woodside as we stand today and for the merged company as we would stand next year.

Saul Kavonic: (Credit Suisse, Analyst) Thanks. I’m going to be cheeky and sneak one last one in. On your production profile of the Woodside base business, you’ve got Woodside production declining from – by eyeball, 120 million barrels in 2024 to that 80 million barrels in 2027. That’s a pretty steep decline compared to I think what Woodside has put out as production forecasts in the past. What’s driving that decline?

Meg O’Neill: Look, Saul, I probably wouldn’t get my ruler out over that. It’s a bit of a stylised cartoon, but it’s indicative. Obviously, we’ve got—North West Shelf has gone into decline now, we’ve got a number of assets. You’ll recall of course that Sangomar starts up in 2023 so in 2024 we have a full year of Sangomar production. So, there’s a variety of ups and downs.

Saul Kavonic: (Credit Suisse, Analyst) Great. Thank you very much. That’s all from me.

Operator: Your next question comes from James Redfern with Bank of America. Please go ahead.

James Redfern: (Bank of America, Analyst) Hi, Meg. I’m also going to say congratulations on your appointment as CEO and the transformational transaction, so apologies, everybody. A lot of my questions have been asked already but maybe just two questions. Meg, assuming the merger goes ahead, Woodside will have roughly 34% equity in North West Shelf. I’m just wondering, does that not change the thinking around Scarborough—potentially having backfill gas for North West Shelf and then scrapping Pluto Train 2. I’ve got one more question please. Thanks.

Meg O’Neill: Thanks, James. Look, our teams have looked very closely at the options for processing Scarborough gas many, many times, and we are firmly committed to the plan to take Scarborough gas to Pluto Train 2. The developments gives us the greatest certainty for delivering return to our shareholders. It is a cost-efficient and particularly a carbon-efficient way of developing the resource, so even with the bigger equity stake in North West Shelf we don’t see a compelling reason to delay the project by potentially two years.

James Redfern: (Bank of America, Analyst) Okay, thanks. My second question is how is Woodside thinking about potential flowback of shares that are issued to BHP shareholders who decide that they don’t want to own shares in the merged company next year, either due to their mandates not allowing them to invest in oil and gas companies or for UK-based BHP shareholders who can’t invest in Australia. How is Woodside thinking about potential overhang or flowback of those shares post the transaction?

Meg O’Neill: It’s a great question, James. We’ve done a bit of flowback analysis. We actually see that BHP’s shareholder register has significant overlap with Woodside’s register. There’s also folks who are in BHP today who hold other energy companies and don’t hold Woodside so we see them as attractive potential future investors.

With respect to the listing indices, we will remain ASX listed but we are exploring the opportunities for a London or a New York listing if that’s going to be compelling to keep high-value shareholders on our register. But when we do the math, we actually see higher demand for Woodside shares than we see leaving BHP, so I guess I’d say now is a great time to buy.

James Redfern: (Bank of America, Analyst) Okay, very good. Thanks, Meg. Thanks, Sherry.

Meg O’Neill: Thanks, James.

Operator: Your next question comes from Nik Burns of Jarden Australia. Please go ahead.

Nik Burns: (Jarden Australia, Analyst) Yes. Thanks, and I’ll join the line of everyone congratulating you, Meg, on getting the CEO position so well done. Look, first question from me, just in relation to the shareholder approval. Will there be an independent experts’ report released associated with that process?

Meg O’Neill: Yes, there will, Nik.

Nik Burns: (Jarden Australia, Analyst) Okay, that’s easy. Then on your presentation you’ve got Sangomar at 82%. Has your thinking changed here at all with this proposed merger? Can you retain 82% through—from this point or are you still looking to sell that down?

Meg O’Neill: Yes, Nik. We actually have a data room open for Sangomar as we speak, so we are continuing to progress an opportunity to sell down our—ideal equity, as we’ve mentioned in the past, is in the 40% to 50% range, so we would like to bring another investor into that opportunity with us. The question of course will be to make sure that that is value-accretive for our shareholders, but for simplicity this deck, the way it’s been put together shows that we actually can continue to fund Sangomar at 82%. When you think about the near-term production growth that offers, that’s also going to be accretive for our shareholders. So, we’ll see how the sell-down process goes and we’ll decide what’s the best outcome for our investors.

Nik Burns: (Jarden Australia, Analyst) All right. Just one more from me. Just help me think through this scenario with Scarborough. You put this transaction and this option in place with BHP Petroleum, you acquire their stake, you move to 100%. Hypothetically, you could move ahead with FID at 100%. If Woodside shareholders don’t approve the merger in Q2 next year you could find yourself with potentially 100% upstream of Scarborough having to potentially pay BHP for their share. Would that put pressure on you to raise equity at that point in order to retain a BBB-plus credit rating, and I guess therefore that provides an additional incentive for Woodside shareholders to actually approve the merger at that point.

Meg O’Neill: Nik, there are lot of ifs in that statement.

Nik Burns: (Jarden Australia, Analyst) Fair enough.

Meg O’Neill: A lot of hypotheticals. One thing to note is the option does not kick in until the second half of 2022. I think we’ll have had some signals before then as to whether or not there was risk of the transaction not completing. But the other thing to bear in mind is we have a data room open now to sell down our stake in Scarborough and one of the things we’ll want to talk to prospective buyers about is whether or not they’d want to take a bigger stake. So, we’ll be looking at options to make sure that we don’t end up in the situation that you’ve described.

Nik Burns: (Jarden Australia, Analyst) Got it. Thank you very much.

Operator: Your next question comes from Baden Moore with Goldman Sachs. Please go ahead.

Baden Moore: (Goldman Sachs, Analyst) Thank you. I was just wondering on the $400 million of savings annually, and you’ve had a few questions on this already, but Meg, can you talk about maybe Woodside’s share of that $400 million annually? Is there targets where you think—buckets where you see you could allocate some of that $400 million just across the Woodside portfolio? Then I was just wondering, now you are the largest shareholder in North West Shelf JV, there was that change of strategy going forward with that asset, or is it still largely a focus on runoff?

Meg O’Neill: Look, on the synergies question I think it would be premature to try to talk about how those are divided at this point in time. Obviously, as we move closer to completion and day one we’ll be able to provide more granularity but I think it’s a bit too early at this point in time. North West Shelf. North West Shelf obviously has a long history as a six-party joint venture. It’s taken us a bit of time to get our minds as a Group around transitioning from a fully owned and operated facility to a facility that tolls gas. We crossed that bridge late last year with successful agreements with Pluto and Waitsia, and I think all of the parties in North West Shelf are committed to finding new ways to utilise that infrastructure. I think it makes life a little bit simpler by having only five but the commitment of the parties to find new gas to go through remains.

Baden Moore: (Goldman Sachs, Analyst) Thank you.

Operator: Your next question comes from Daniel Butcher with CLSA. Please go ahead.

Daniel Butcher: (CLSA, Analyst) Hi, Meg, and congrats from me too. Just want to follow up on a couple of other people’s question if I can. Perhaps you could just say in terms of the Sangomar being at 82% and so forth, can you maintain your dividend at its current level of 5+%and internally fund all the growth projects including Trion and Scarborough at this stage under your current assumption?

Meg O’Neill: Look, Dan, it’s probably too early to say that. What we’ve really focused in on in the very near term is our ability with the additional cash flow that we get from the merger to be able to both fund our near-term developments, which are in the business plans—that includes Scarborough, that includes Shenzi North—and be able to return value to our shareholders throughout the cycle. Developments beyond that, really we need a bit more time to progress that. We do fully recognise, Dan, that our shareholders value the dividend, that our Australian shareholders in particular value the franked dividend and we do want to make sure we continue to return value to our investors over the course of the investment cycle.

Daniel Butcher: (CLSA, Analyst) Great, thanks. With regards to discussions with S&P or the shadow rating agencies at the banks, what are the key issues they’ve thrown up, or key moving parts they’d like to see addressed as you go through that process?

Meg O’Neill: Look, it’s very early days. Obviously, we’ve just announced the merger today. We’ve had only preliminary discussions with the ratings agencies, and we’ll keep you apprised as we get more information. I think it’s pretty safe to say, and if you look at the slide that shows cash flow, that we are much stronger together. Cash flow is stronger, our balance sheet is in a better position, our gearing is reduced, so our ability to fund investments both in the planned activities as well as new energy investments is much stronger. So, we see this proposal as one where we are much better together than we would be apart.

Operator: Thank you. That does conclude our question and answer session. I’ll now hand back to Meg for closing remarks.

Meg O’Neill: All right. Well, thank you, everyone, for taking time out of your evening to participate on this call. Tomorrow morning we will release our half-year results and hold another teleconference which will give you another opportunity for questions. I look forward to speaking with you then.

Operator: That does conclude our conference for today. Thank you for participating. You may now disconnect.

End of Transcript

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.